

Mail Stop 4561

June 19, 2007

Noel J. Guillama, Chief Executive Officer
The Quantum Group, Inc.
3420 Fairlane Farms Road, Suite C
Wellington, FL 33414

  Re: The Quantum Group, Inc.
    Registration Statement on Form SB-2
    Filed May 15, 2007
    File No. 333-142990

Dear Mr. Guillama:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure on page 53 that Bridge Shares can be exchanged for offering units and that principal and interest on the secured convertible debentures may be converted into offering units at a conversion price equal to 70% of the offering price. Please revise to explain whether the shares being registered here are the "offering units" into which the convertible debentures may be converted. In this connection, please confirm that shares converted under the convertible debentures would be converted privately and a registration statement filed for the resale of such shares.

2. Please revise the summary to discuss the impact of the convertible debentures,

including the number of shares into which such debentures may be converted assuming 70% of the offering price and discuss the consequences of such conversion. Similarly, please revise the risk factor on page 12 that deals with future sales of your common stock to discuss the convertible debentures.

3. We note that one of the convertible debentures matured May 30, 2007 and another matures June 30, 2007. Please revise the beneficial ownership table and the dilution table to include these shares.

4. Please revise the discussion of the convertible debentures on page 53 to discuss the terms upon which such debentures become convertible and other material terms of the debentures.

5. Please reconcile the disclosure on page 53 that you sold 121 Bridge Units with the disclosure on page II-4 that adds up to 117 Bridge Units sold.

6. Please revise your exhibit table to indicate where the public would be able to locate the documents associated with your sale of convertible debentures.

7. Please revise the cover page and the summary to highlight the disclosure from page 14 that "the warrants will be of no value if the current registration statement covering the shares underlying the warrants is not effective or available, or if required such underlying shares are not or cannot be registered in the applicable states." Further, we note your disclosure on page 14 that "if required" you intend to seek to qualify shares for sale in those states where units are to be offered. Please revise to explain what you mean by "if required." In this connection, please tell us which states you intend to seek to qualify such shares.

8. We note the reliance on Rule 457(o) in the footnotes to the calculation of fee table in using the price of $6.50 for your units, which contain two shares of common stock and two warrants. We also note footnote one discloses that the unit price will be based on the market price of your common stock. Please tell us how you arrived a the price of $6.50 for the units pursuant to Rule 457(o) of Regulation C.

Prospectus Cover Page

9. We note that this is a best efforts offering. Please refer to Item 501(a)(9)(ii) and (iii) of Regulation S-B and revise to briefly discuss the offering arrangements. For instance, clarify if this is a no minimum or minimum/maximum offering.

Forward Looking Statements, page 16

10. We note the reference to the safe harbor for forward looking statements on page 16. Section 27A(b)(1)(C) of the Securities Act of 1933 states that issuers of penny stocks are not able to rely upon the safe harbor. Please tell us why your

offering is not considered a penny stock offering.

Underwriting, page 55

11. We note the disclosure that the underwriter has agreed to purchase the number of units set forth in the currently blank table. You later disclose that such underwriters are offering the units "subject to prior sale." Please revise to clearly disclose how your best efforts offering will be conducted.

12. We note that "after the securities are released for sale to the public, the underwriters may vary this offering price and other selling terms from time to time." Since this is a best efforts offering, as disclosed on the cover page, please explain the disclosure about the potential sale price variation. Also, please revise to clarify what "other selling terms" the underwriters may change and the basis for such changes.

Part II

13. On page II-2 of your registration statement, we note that you sold securities on several occasions through placement agents or companies. Item 701 of Regulation S-B requires disclosure of the names of underwriters and the discounts associated with unregistered offerings. As such, please revise to identify the placement agents/companies that were used to place your securities in unregistered transactions. Also, discuss the factual basis for an exemption from registration for each unregistered transaction disclosed in this section. Currently you only state that the investors were accredited and have a blanket introductory paragraph referring to exemptions.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Joel D. Mayersohn, Esq.
        Fax No. (954) 713-7700